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ChoreRelief is pending **StartEngine Approval.**

We're Rebuilding The Gig Economy



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ChoreRelief

Rebuilding the gig economy one chore at a time

Small OPO · Chicago, IL · Professional Services

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Let's Get To Work.

Invest in Entrepreneurs



What We Do.
Our SaaS-based platform & mobile apps connect consumers with entrepreneurs who do chores and small projects such as cleaning, handy-work, and yard work around the home. (*Uber*-meets-*Priceline*-meets-*Salesforce* for household projects)

Providers are the Key.
Thriving and productive providers are the key to a healthy, sustainable shared economy and to a great consumer experience. When providers are **empowered as entrepreneurs** with enterprise business tools and treated like humans, everyone wins.

Our Vision

The sharing economy has lost sight of the humanity of work. People want to be treated with dignity and respect and control of their own destiny. The sharing economy needs to share the economy.

Independent workers make up between 20% and 30% of the working age population, and this figure is projected to grow to 40% by 2020. (McKinsey 2016) [READ MORE HERE] ChoreRelief is the first step in our plan to democratize entrepreneurship.

Investment

$1/share for Class C Non-Voting Units
If you invest, you're betting the company will hold a future valuation greater than $7.5 million.

Minimum investment of $150 / 150 **Class C Non-Voting Units**
Investment opportunity available to accredited and non-accredited investors, with $150 minimum investment.

Invest $10,000 or more and come spend a full day with the Team & Founder.

The Problem With Household Projects

There are common frustrations for both consumers and small businesses as they attempt to source and complete household projects. ChoreRelief puts a focus on removing the challenges in sourcing and transacting household business. ChoreRelief allows consumers to set pricing, request on-dem[illegible] services, and track provider progress. We help providers affordably manage their businesses: projects, schedules, money, customers and employ[illegible]

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Time-starved, higher income families and professionals
Customers
• Difficult to find and hire providers for small jobs
• Contractors generally unreliable – no show, no follow-up
• Long wait times for an appointment
• Lack of pricing transparency, bait-and-switch, 2 weeks for an estimate
Individuals, and small service businesses
Providers
• Frustrated by other marketplaces
• Lack of steady customers
• Business solutions are expensive and predatory
• Manage business from a notebook
• Haphazard sales tracking
• Unorganized scheduling
• No marketing & client communication

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What We Have Accomplished So Far

We've launched successful apps in iTunes and have acquired users (consumers and providers) in Chicago and New York. We've proven that the revenue model works and is actively generating cash. The feedback from users has been overwhelmingly positive and even mature entrepreneurs ask us if they can use the platform to manage their businesses.

Our next steps are to launch Android apps in the Google Play store, invest in marketing to grow our user base, and to connect more communities, and hire community ambassadors to support further local growth and drive usage/cash flow.



ONTARIO
QUEBEC
NORTH DAKOTA
MONTANA
SOUTH DAKOTA
WYOMING
OREGON
IDAHO
NEVADA
UTAH
COLORADO
NEBRASKA
IOWA
KANSAS
United States
CALIFORNIA
Las Vegas
ARIZONA
NEW MEXICO
OKLAHOMA
ARKANSAS
TEXAS
LOUISIANA
Houston
San Diego
Ottawa
Montreal
Toronto
MAINE
NOVA SCOTIA
Philadelphia
INDIANA
KENTUCKY
TENNESSEE
MISSISSIPPI
NORTH CAROLINA
Mexico
Mexico City
Gulf of Mexico
Cuba
Dominican Republic
Puerto Rico
Guatemala

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Our market traction and successes

- We've proven that the on-demand employment model works
- We've proven that the revenue model works
- Client feedback tells us that there is room to grow with licensing and partnerships
- We continue to steadily build and nurture our Chicago audience
- New York grew almost overnight, proving that rapid user and revenue growth is possible

Chicago Users



Beloit
Harvard
Roscoe
Loves Park
Belvidere
Waukegan
McHenry
Crystal Lake
Sycamore
DeKalb
Shabbona
Paw Paw
Oswego
Plano
Joliet
Merrillville
Valparaiso
Westville
Michigan City
Ottawa
Marseilles

NYC Users



Newburgh
Port Jervis
Woodbury
Montague Township
Wantage
Danbury
Newtown
Ridgefield
Bridgeport
Fairfield
Norwalk
Morristown
Newark
Hempstead
Commack
Long Island
Bay Shore
Great South Bay
Fire Island

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Functionality

Customer App sends job request



Choose Provider
Steve Albert
15

Provider App receives it seconds later



Job Details
Gold Stein
Time & Date
Total Hours
Job Details
Payment Via
Credit Card
CANCEL
ACCEPT
RESCHEDULE

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For our Customers

We make it easy for our customers to outsource small tasks so they have more time for other things.



- ✓Set a fixed price or select hourly rate
- ✓Reliable, insured providers
- ✓Service in 30 minutes or less
- ✓Track location of service provider
- ✓Pay right through the app

For Our Providers

Providers get a steady stream of customers and everything they need to start and grow their chore business:



- ✓Schedules for you and employe
- ✓Monitor progress of jobs
- ✓View and download sales reports
- ✓Maintain a database of customers
- ✓Marketing & Payment tools
- ✓No barriers to entry

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Select Provider
Cancel
Job
Provider
Summary
cristina
chorerelief
59


Provider On Way
Job
Provider
Summary
Provider is on way for job
cristina
Car Wash


cristina
Hello
How are you?
Good
Job is finished here is pic of after
New Message


Pay Invoice
cristina
Rate & Feedback
Send

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Real Time Response **Built In GPS** **Built In Chat** **Payment Processing**

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Job Details
or afrique
7145 W Irving Park Rd,Chicago, IL 60...
Time & Date
02:30 PM 03/04/2017
Total Price
20.0
Job Details
I need my car washed it's sedan need tire shine and dashboard
Payment Via
Credit Card
CANCEL
ACCEPT
RESCHEDULE


Job Detail
or afrique
28 mins
START JOB


or afrique
Hello
How are you?
Good
Job is finished here is pic of after
New Message


cristina
Payment
Payment Received
Date : 02:30 PM 03/04/2017
Invoice # 1371
or afrique
Car Wash
16.00
Credit Card
Finish Job

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What Makes ChoreRelief Different

ChoreRelief has a few differentiators on both sides of the marketplace that will drive longevity, growth, and competitive advantage:

- The consumer and provider apps are easy to use
- Customers set their price based on the service
- We eliminate all barriers to entry for providers with no subscription or monthly fees and no bidding
- Consumers can anticipate when to expect providers
- Because of GPS tracking and photo proof – consumers can elect to have service performed while away from home
- As services are completed, the credit card is charged in a cashless transaction for hourly or flat fee
- Service providers are paid quickly to improve their cash flow

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The service is free to consumers. Providers are background checked and verified. Unlike other platforms, there is no subscription fee to consumers for trusted providers. Services are on-demand. Consumers don't have to schedule and deal with the uncertainty or frustration of providers that don't show. The price they see is the price they get. Providers won't charge a fee for showing up, give an unreasonable estimate, and never follow-up.

The service is just as beneficial for providers. **There are no subscription fees, credits to buy, or other barriers** that make it difficult for early entrepreneurs to get to work. **Payment is fast**. Entrepreneurs are consistently cash-strapped and can't wait weeks or until the end of the month to get paid. **ChoreRelief includes tools to manage their business.** Business systems & tools help providers manage their customers, their schedules, their money, their team, and their time. This dedication to making entrepreneurs successful is the difference between one-time users and repeat revenue for the platform.

Introducing the antagonist

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Competitive advantage

Description	ChoreRelief	Taskrabbit	Handy	Hello Alfred
Provider given 60 second to respond	✓	✗	✗	✗
Arrival in 5-30 min	✓	✗	✗	✗
No monthly subscription	✓	✓	✓	✗
Provider paid on job completion	✓	✓	✗	✗
CRM to run your day to day business	✓	✗	✗	✗
Allow direct issue resolution between customer and provider	✓	✗	✗	✗

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Competitive Landscape

Customer and Provider Marketplaces | **Small Business Management Software**


TaskRabbit
HomeAdvisor
Thumbtack
need to
priceline.com
Angie's list
HELLO Alfred
handy
ChoreRelief
CUSTOMER APP
PROVIDER APP
kickserv
A REACHLOCAL COMPANY
mHelpDesk
JOBBER
Square
Fleetmatics
WORK
salesforce

ChoreRelief is the *only* solution that sources customers **AND** business tools entrepreneurs need to manage their businesses.

Competitive Benchmarks

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Competitive Benchmarking - CONSUMERS

	ChoreRelief	Competitors
Vetted Professionals	✓	✓
Variety of Services	✓	✓
Track Provider Location	✓	✗
Instant Service	✓	✗

Consumers control their time and budget.

Competitive Benchmarking - PROVIDERS

	ChoreRelief	Competitors
Best-in-Class Enterprise tools	✓	✗
Easy to Find Customer	✓	✗
Monitor Job Progress	✓	✗
Download Sales Report	✓	✗

Providers are treated like entrepreneurs.






Users download the free Consumer (blue) app and/or the Pro (orange) app from the app store. Once downloaded, they create a profile following a few easy steps. Consumers can begin using the service immediately and provide a credit card before booking their first provider. Providers take slightly longer so we can complete the background check and verify payment information but are still online within hours – not weeks or months. As providers are booked for services, consumers can check their ETA and location. As services are successfully marked as "complete" by providers, the consumer credit card is charged for the flat fee or hourly rate, the consumer provides feedback on the provider and the provider is paid via direct deposit to bank account within a couple of days.





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Customer App

Provider App

Business Solution

Our software allows individuals and entrepreneurs to seamlessly handle one chore to hundreds of chores.

View and download sales reports
Schedule work for themselves as well as employees
Track the progress of work
Collect secure payment
CRM tools to build repeat business with customers

Customers List

Jobs Status

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Reports

Payments

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ChoreRelief
100%
Stats Manager


ChoreRelief
100%
$ User Payments

& Much More

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The "Gig Economy" Market Opportunity

Independent workers make up between 20% and 30% of the working age population and this figure is projected to grow to 40% by 2020. **(McKinsey 2016)**

Today more than 54 million working-age adults in the United States are independent workers. As more people choose independent (or "gig") work, they will look to platforms that will support them in the challenges of managing a business:

- Managing time
- Managing projects
- Managing people
- Managing (and finding) customers
- Managing money

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Main competitors include TaskRabbit and Thumbtack essentially provide a marketing vehicle for providers to consumers but have only scratched the surface of usability for both consumers and service providers. ChoreRelief will benefit as transportation services begin to leverage driverless technology and eliminate both traditional medallion and newer on-demand driver jobs.

CUSTOMER APP PROVIDER APP


Revenue Opportunity (Chicago)
Households & Cars
1% Capture Rate
Average time used a Year
Total Transactions
Total Revenue
•$3.5M Revenue
• 1.2M household and 1M cars in Chicago
• 1% of 2M is 20,000 potential users
• If they are using the App 5 times a year
• Around 100K transaction with avg $35 /Tran


Revenue Opportunity (US)
A successful and dominant chore platform has the opportunity to generate ~$1 billion in annual revenue.
116M
2.5%
$150
(20%Commission)
$1B
Households
Families in the US
Capture Rate
% captured as customers by ChoreRelief
Average Spend per Month
$30 to ChoreRelief (20% of $150 transaction)
Annual Revenue
~$1B opportunity

Cost Per Acquisition


Cost Per Acquisition Consumers
We will continue to optimize CPI and CPA to be less than $2 for quality consumer audience.
App Store
.83% CTR
23% Install
43% Activate
$1.46
CPA


Cost Per Acquisition Providers
CPA will continue to decline as brand awareness and word of mouth increase.
1.78% CTR
10% Register
35% Activate
$1.87
CPA

Marketing Plan

Our Growth Plan - Short Term

Management is executing on number of immediate initiatives to continue to increase the momentum of the bank and drive growth

Retention

1. **Service**: Focus on making the user experience friendlier and easy
2. **Experience**: Improve customer & service provider onboarding
3. **Support**: Scale customer support to optimize response times

Acquisition

1. **Community building**:
   - Subscriber segmentation
   - PR
   - Facebook community to engage key influencers
2. **Lower CAC**: Strategically investing in paid media using content and engagement tactics

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Our long-term growth plan includes the potential for expanded service types/more virtual work, small business license fees, and small business supply-chain partnership revenue.

Launch Marketing Strategy

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Guiding Principles:

✓Highly repeatable tactics
✓Test, learn and optimize (lowest CPA)
✓Conservative spending

Customer Acquisition

- Google Adwords
- Paid Social and Digital
- Public Relations
- Street teams
- Referral Incentive Program

Provider Acquisition

- Telemarketing
- Paid Social Media
- Local Classified advertising

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Retention: Mobile notifications, email newsletter, content marketing, social media, referral bonuses

Significant Market Finding

Our significant market finding is that existing solutions are either too limited in what they offer or follow old "listings" and marketing service models that are limited in their ability to maintain repeat usage after the first customer introduction. Similarly - they have a limited ability to maintain ongoing subscription or license revenue because the services are focused on marketing rather than connecting and helping entrepreneurs manage their businesses.

Use of Funds

Investing Allocation
The use of funds


Seed
%13 Overhead
%42 Product
Mobile and desktop enhancements, android app
%45 Marketing
Market expansion and customer acquisition

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Appendix A

Hassle Map Without ChoreRelief



START HERE
"Where does the time go?"
Not enough time in the day to get things done
Fighting over who does what chores or tasks
"Why haven't you taken care of that yet!?"
Getting side tracked with other things
Too tired to complete tasks
Not being home to get chores completed c
Not knowing how to do some of the tasks needed to get done
Feeling overwhelmed or anxious about tasks piling up
Time it takes to find a trusted source to do the job
Locating the shop to do the tasks
Cost of service is too high or not fair
$$$
Negotiating price for a service
Not trusting people to do the job right
I should have done it myself
Having to wait a week to get a service provider to do the job
Having to start this process over, get mad!
AAAH!

Hassle Map With ChoreRelief



START HERE
Download ChoreRelief app
Fill out the profile and location along with payment details
Choose category for service and choose service
$$$
Choose the rate you're willing to pay
Wait for satisfactory completion of job/check status photo of
Online Payment - Income Around the World
VISA
DISCOVER
Enjoy the time saved by using ChoreRelief!
I have my life back!



Thanks ChoreRelief !
job completion
Pay for service though Stripe secure payment
Best decision ever!
Track the service provider and get the job done expeditiously

Our Team



ChoreRelief
ChoreRelief

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Tarik Khribech
Founder & CEO

Serial Entrepreneur and Tech Startup Founder with expertise and passion that sits at the nexus of technology innovation, lifestyle improvement, and social good. Particularly focused on building businesses that promote social equality for the widowed and divorced women of my native Morocco



Karrie Sullivan
Director of Marketing & PR

Karrie Sullivan is a strategist and growth expert who's applied her craft across industries, start-up, and Fortune 500 - including stints at Classified Ventures, Tribune, Ford, Nissan, Cap Gemini, and Allstate. She consults with startups, mid-stage, and re-start companies toward growth, funding, and successful exit.



Adam Cisek
Director of Finance

Dedicated entrepreneur with a passion for fostering the spirit of entrepreneurship. Focused on building businesses rooted in innovation and value creation while remaining a steward of social awareness and professional empowerment. Possesses diverse experiences across business disciplines valuable to the growth.



Florence Hardy
Director of Biz Dev

A graduate of the John Marshall Law School, Florence has been a successful business consultant for over 10 years. She has a Masters in Business Administration with a focus on Entrepreneurship from DePaul University and received a Bachelors in Business Administration from Howard University.

Take part in this on-demand revolution and help us bring order back to chaos

THANK YOU

October 2016



Technology Goes Live

Launch in Chicago's Northern Suburbs

January 2017


500+
USERS

Garner Over 500 Users

Sign up users both as service providers and service requesters

May 2017



Launch Android App

Launch Application on Android Platform

May 2017



Facilitate 2,000 Service Orders Monthly

Reach 2,000 monthly service orders over 3 markets

August 2017



Release Web Application

Allow people to go online and request a service using their PC

December 2017


EXPAND

Expand to more local municipalities

Expand service to the entire Chicagoland area, covering over 10 local municipalities

May 2018



Expand to Additional Cities

Expand reach beyond Chicagoland Area to cover NYC, Los Angeles, Seattle, and Miami

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In the Press

builtin CRAIN'S CHICAGO BUSINESS WGN 720 NEWSWIRE

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Meet the Founders



TARIK KHRIBECH

Founder/CEO

Serial Entrepreneur and Tech Startup Founder with expertise and passion that sits at the nexus of technology innovation, lifestyle improvement, and social good. Particularly focused on building businesses that promote social equality for the widowed and divorced women of my native Morocco. Has a master's in computer science and a passion for building up technology platform that empowers people. In addition to being the CEO of CHoreRelief, Tarik is the founder and current CEO of L'or D'afrique.



ADAM CISEK

Director of Finance

Dedicated entrepreneur with a passion for fostering the spirit of entrepreneurship.Focused on building businesses rooted in innovation and value creation while remaining a steward of social awareness and professional empowerment. Possesses diverse experiences across business disciplines creating a unique blend of acumen valuable in the demands of a startup. Has a background in corporate accounting, finance, data analytics, and systems. He has served as Director at Premium Themes and Manager at Quality Culinary over the previous several years.



KARRIE SULLIVAN

Director of Marketing & PR

Strategist and growth expert who's applied her craft across industries, start-up, and Fortune 500 - including stints at Classified Ventures, Tribune, Ford, Nissan, Cap Gemini, and Allstate. She consults with startups, mid-stage, and re-start companies toward growth, funding, and successful exit. She's a strong people leader ar culture builder. Karrie is formerly CMO at TSI and s as VP of Marketing at Career Education and Tribune Company. Karrie currently consults with several growth companies in addition to being a Director at ChoreRelief.



FLORENCE HARDY

Director of Business Development

A graduate of the John Marshall Law School, Florence has been a successful business consultant for over 10 years. She has a Masters in Business Administration with a focus on Entrepreneurship from DePaul University and received a Bachelors in Business Administration from Howard University. She worked for the City of Chicago, DePaul University before beginning her own law and business consulting practice. Florence is currently the Director of Small Business Development Center at Far South Community Development Corporation.

And the Rest of the Team



STRATEGIC ADVISORS

Advisors

We have a team of strategic advisors with a combined 30 years experience in marketing, business strategy and finance. Our advisors range from Fortune 500 Executives to scrappy engineers who were born and bred in StartUp environments. We are building an amazing team that will help propel us through our various phases of growth and help make ChoreRelief the largest marketplace for chores and small projects in the world.

Offering Summary

The Company is offering (the "Offering") to investors ("Investors") up to one hundred thousand (100,000) Non-Voting Class C Units of Membership Interest ("Membership Interest") at a price of $1.00 per Unit, payable in cash. The minimum purchase is one hundred fifty (150) Class C Units for a minimum investment amount of one hundred fifty dollars ($150.00), subject to the Company's right to accept a lesser amount. The maximum purchase is fifty thousand (50,000) Class C Units for a maximum investment amount of fifty thousand dollars ($50,000), subject to the Company's right to accept a greater amount and Title III investor restrictions. The gross proceeds of the Offering will be a minimum of thirty-five thousand dollars ($35,000) and a maximum of one hundred thousand dollars ($100,000). While the Company currently intends for its management to sell the Units, it may, in its sole discretion, retain selling agents and brokers to sell the Units. In such event, the Company may be responsible for any commissions or fe such parties, and related fees and expenses. Proceeds from subscriptions for Units will be held by Fund America Securities, LLC, as escrow agent until such time as a mi of thirty-five thousand (35,000) Units for gross proceeds of thirty-five thousand dollars ($35,000) are sold. In the event the Company does not sell the minimum amount of thirty-five thousand (35,000) Units for gross proceeds of thirty-five thousand dollars ($35,000) (which may include Units sold to management of the Company in this Offering) prior to 12:00 am CST on June 30, 2017, all amounts will be returned to Investors without deduction, interest or setoff. The Company will use each increment of financing it receives, starting with the minimum amount of $35,000 to extend the time and scale of its operations.

The company intends to perform rolling closes. The Company plans to allow investment in excess of the max offering set forth in this document but not to exceed $1,000,000.

Irregular Use of Proceeds

No irregular Use of Proceeds is anticipated at this time.

Offering Details

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow ChoreRelief to get notified of future updates!

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